Exhibit 99.1

 PRESS RELEASE

Orezone Obtains Final Court Approval for IAMGOLD Transaction

Toronto and Ottawa, Ontario – February 20, 2009 – IAMGOLD Corporation (IMG:TSX, IAG:NYSE) and Orezone Resources Inc. (OZN: TSX, NYSE Amex) (“Orezone”) jointly announced today that the Ontario Superior Court of Justice has issued a final order approving the terms of the arrangement with IAMGOLD.

Under the terms of the arrangement, Orezone shareholders will receive 0.08 common shares of IAMGOLD plus 0.125 of a share of the new exploration company, Orezone Gold Corporation, for each Orezone share held. The TSX has conditionally approved the listing of Orezone Gold Corporation under the ticker symbol “ORG”.

The arrangement is expected to close on February 25, 2009.

For further information please contact:

IAMGOLD Corporation	Orezone Resources Inc.
Joseph F. Conway	Ron Little
President & CEO jconway@iamgold.com	Chief Executive Officer rlittle@orezone.com
Tel: 416-360-4712 Toll-free: 1-888-IMG-9999	Tel: 613-241-3699 Toll-free: 1-888-673-0663

Elaine Ellingham	Janet Eastman
SVP, Investor Relations & Communications eellingham@iamgold.com Tel: 416-360-4743 Toll-free: 1-888-IMG-9999	Manager, Investor Relations jeastman@orezone.com Tel: 613-241-3699 Toll-free: 1-888-673-0663

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and forward-looking information are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements and forward-looking information in this new release include statements with respect to the completion of the plan of arrangement, receipt of court and shareholder approvals, development of the Essakane project and the listing of Orezone Gold Corporation.

Forward-looking statements are based on certain assumptions, opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking statements. The assumptions include that contracted parties provide goods and/or services on the agreed timeframes, that equipment necessary for the drilling program is available as scheduled, that no labour shortages or delays are incurred, that no material adverse change occurs to either Orezone or IAMGOLD, that shareholder, court and regulatory approvals are received in a timely manner. Factors that could cause the forward-looking statements and forward-looking information to differ materially in actuality include the failure of contracted parties to perform as contracted and the failure of equipment. Orezone and IAMGOLD undertake no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the annual information form of Orezone for the year ended December 31, 2007, and other continuous disclosure documents filed by Orezone since January 1, 2008 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

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